Public Copy

17009239

SEC
Mail Processing
Section
MAR 02 2017
Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2017
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16560

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 AND ENDING December 31, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Darwood Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

284 US Highway 206, Suite D3
(No. and Street)

Hillsborough (City) NJ (State) 08844 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julius L. Rendinaro 908 874-3600
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue (Address) Red Bank (City) NJ (State) 07701 (Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Julius L. Rendinaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Darwood Associates, Inc., as of December 31, 2016, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONALD S ARMSTRONG
~~NOTARY PUBLIC-STATE OF NEW YORK~~
No. 01AR6209057
Qualified in Clinton County
My Commission Expires July 13, 2017

Feb 23, 2017
Donald S. Armstrong
Notary Public

Julius L Rendinaro
Signature

President
Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DARWOOD ASSOCIATES INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2016

(CONFIDENTIAL)

DARWOOD ASSOCIATES INC.
CONTENTS

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

The Shareholder
Darwood Associates, Inc.

We have audited the accompanying statement of financial condition of Darwood Associates, Inc., as of December 31, 2016, and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended. These financial statements are the responsibility of Darwood Associates, Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Darwood Associates, Inc. as of December 31, 2016, and the results of operations, changes in shareholder equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J. Kremer, CPA
Red Bank, New Jersey
February 20, 2017

DARWOOD ASSOCIATES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	1,385
Commission receivable		17,908
Marketable securities (at fair value)		40,272
Clearing deposit		35,000
Security deposits and other assets		1,800
Total assets	$	96,365

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	34,896
Total liabilities		34,896
Stockholder Equity:		
Common stock, no par value, 50,000 shares authorized, issued and outstanding		50,000
Retained earnings		11,469
Total stockholder equity		61,469
Total liabilities and stockholder equity	$	96,365

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Commissions	$ 526,485
Investment income	(132)
	526,353
Expenses:	
Salaries and related expenses	264,362
Professional fees and commissions	14,951
Occupancy	28,990
Regulatory fees and expenses	6,743
Travel	6,832
Insurance	39,007
Meals and entertainment	23,103
Other expenses	142,568
	526,556
Income from operations before other income and provision for income taxes	(203)
Other income - unrealized gain on marketable securities	5,370
Income before provision for income taxes	5,167
Provision for Federal income taxes	1,803
Net income	$ 3,364

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Retained Earnings	Total
Balance at December 31, 2015	$ 50,000	$ 8,105	$ 58,105
Net income	-	3,364	3,364
Balance at December 31, 2016	$ 50,000	$ 11,469	$ 61,469

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:	
Net income	$ 3,364
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on marketable securities	(5,370)
Changes in operating assets and liabilities:	
Increase in commission receivables	(2,310)
Increase in security deposits and other assets	2,973
Increase in accounts payable and accrued expenses	(3,970)
Total adjustments	(8,677)
Net cash provided by operating activities	(5,313)
Net increase in cash	(5,313)
Cash at beginning of the year	$ 6,698
Cash at end of the year	$ 1,385
Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for:	
Interest paid	
Income taxes paid	$ 573

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Darwood Associates Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated on April 1, 1971 in the State of New York.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Commission Receivable
Commission receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that no allowance for doubtful accounts at December 31, 2016 are required.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

DARWOOD ASSOCIATES INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Marketable Securities

Marketable securities are carried at fair market value, with unrealized gains and losses reported in net earnings. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings. Purchases and sales of marketable securities and the related commission revenue and expense are recorded on a trade date basis which is generally three business days before settlement.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Revenue Recognition

The Company's revenues are from commissions earned from their brokering services.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.